-----------------------------------
Allocation of
Assets to Advisors

                 Sep 1       Aug 1
                 1999        1999
                ------      ------

Dreiss            18%        17%

Hirst             25%        25%

Hyman Beck        23%        23%

Sunrise           25%        25%

Willowbridge       9%        10%
-----------------------------------

KGI's assets deposited in bank
accounts are currently
maintained with Brown Brothers
Harriman & Co. in New York, NY
and Georgetown, Grand
Cayman Island.



KENMAR GLOBAL TRUST
August 1999 Summary




September 13, 1999


Kenmar Global Trust ("KGT") recorded small gains for the month, up 1.7% as profitable positions in energy markets, metals and currencies offset losses in global interest rates, U.S. stock indices and agricultural commodities. As of August 31, 1999, the Net Asset Value per Unit was $102.93 down 9.1% year-to-date.


FUND PERFORMANCE

There was little doubt as to the direction of the U.S. dollar in August: down against the Japanese yen and euro. For the most part, the dollar remained heavily pressured by concerns about U.S. asset weakness in a rate-tightening environment. Meanwhile, Japanese and European economic data continued, for the most part, to impress. The Fund realized solid gains in yen positions. The yen also climbed against the euro as Japanese investors and European fund managers increased their allocation to Japanese equity markets. The Fund's positions in the euro/yen cross rate were profitable, offsetting losses in the euro. Small gains were also recorded in the British pound/yen cross rate and in Australian and Canadian dollar positions.

Positions in the energy markets also were profitable. Crude oil prices reached a two-year high early in the month, but fell back later, following news that Germany planned to sell 34 million barrels of its crude oil reserves. Rumors of refinery outages at month end pushed crude prices higher again. Positions in crude oil, heating oil and natural gas resulted in gains. Elsewhere, in the base metals, aluminum prices declined on a proposed merger of Swiss and French firms with a Canadian firm; the Fund's positions in aluminum were profitable. Positions in copper, zinc and nickel also generated gains as world demand for these metals increased.

Except for small gains in the ECU notional bond, short sterling, Swiss bond, Italian bond and Euroyen, the Fund incurred losses in most interest rates traded. Angst levels were high in European bond markets, which continued to track the movement of the U.S. Treasury market; yields on both sides of the Atlantic rose. Meanwhile, small gains in the Hang Seng index, which declined on interest rate concerns, failed to offset losses in other stock indices traded. Elsewhere, weather-related concerns continued to roil agricultural markets, resulting in unfavorable trading conditions. Positions in grains and tropicals were unprofitable, despite small gains in cotton, soybean meal, coffee and cocoa.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ROBERT L. CRUIKSHANK
------------------------------------
Robert L. Cruikshank
Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

PERFORMANCE SHOWN IS NET OF ALL FEES AND EXPENSES.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                      For the Month Ending August 31, 1999



                           STATEMENT OF INCOME (LOSS)


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                       $(130,301.63)
Change in Unrealized Gain/(Loss)                                   $ 738,596.94
Gain/(Loss) on Other Investments                                   $  (4,849.91)
Brokerage Commission                                               $(242,364.50)
                                                                   ------------
Total Trading Income                                               $ 361,080.90


EXPENSES
Audit Fees                                                         $       0.00
Administrative and Legal Fees                                      $  12,016.57
Management Fees                                                    $       0.00
Incentive Fees                                                     $       0.00
Other Expenses                                                     $       0.00
                                                                   ------------
Total Expenses                                                     $  12,016.57

INTEREST INCOME                                                    $  94,704.68

NET INCOME(LOSS) FROM THE PERIOD                                   $ 443,769.01
                                                                   ============



                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month         $26,439,761.75
Addition                   $ 1,057,400.00
Withdrawal                 $  (773,253.20)
Net Income/(Loss)          $   443,769.01
                           --------------
Month End                  $27,167,677.57

Month End NAV Per Unit            $102.93

Monthly Rate of Return               1.68%
Year to Date Rate of Return         -9.07%



        To the best of our knowledge and belief, the information above is accurate and complete:

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President
                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust